Filed Pursuant to Rule 424(b)(3)
Registration No. 333-286709

ARES STRATEGIC INCOME FUND
SUPPLEMENT NO. 9 DATED AUGUST 19, 2026
TO THE PROSPECTUS DATED APRIL 24, 2026

This prospectus supplement (“Supplement”) contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Ares Strategic Income Fund, dated April 24, 2026 (as amended and supplemented to date, the “Prospectus”). This Supplement is part of and should be read in conjunction with the Prospectus. Unless otherwise indicated, all other information included in the Prospectus, or any previous supplements thereto, that is not inconsistent with the information set forth in this Supplement remains unchanged. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Effective immediately, the Prospectus is updated to include the Current Report on Form 8-K filed with the Securities and Exchange Commission on August 19, 2026 (the “Form 8-K”). The Form 8-K is attached to this Supplement as Appendix A.

Appendix A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_____________________________________________________________________

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported) August 19, 2026

ARES STRATEGIC INCOME FUND
(Exact Name of Registrant as Specified in Charter)

Delaware	814-01512	88-6432468
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

245 Park Avenue, 44th Floor, New York, NY	10167
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (212) 750-7300

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.02 Unregistered Sale of Equity Securities.

During August 2026, Ares Strategic Income Fund (the “Fund”) sold Class I common shares of beneficial interest. The number of shares to be issued was finalized on August 19, 2026. The purchase price per Class I common share equaled the Fund’s net asset value (“NAV”) per Class I common share as of July 31, 2026. The offer and sale of these Class I common shares was exempt from the registration provisions of the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof and/or Regulation S promulgated thereunder. The following table details the Class I common shares sold:

Date of Unregistered Sales (dollar amount in millions)	Amount of Class I Common Shares	Total Consideration
During August 2026 (number of shares finalized on August 19, 2026)	627,661	$16.7

Item 8.01  Other Events.

Net Asset Value

The NAV per share of each class of the Fund as of July 31, 2026, as determined in accordance with the valuation policies and procedures of Ares Capital Management LLC, the Fund’s investment adviser, was as follows:

NAV as of July 31, 2026
Class I	$26.67
Class S	$26.67
Class D	$26.67

As of July 31, 2026, the Fund’s aggregate NAV was approximately $10.3 billion, the fair value of its portfolio investments was approximately $21.9 billion, and it had approximately $11.9 billion of debt outstanding. The Fund’s debt-to-equity ratio as of July 31, 2026 was 1.16x, or 1.13x net of available cash of approximately $381 million. In addition, subject to borrowing base and other restrictions, the Fund had approximately $4.1 billion available for additional borrowings under its existing credit facilities as of July 31, 2026.

August 2026 Distributions

As previously disclosed, the Fund announced the declaration of regular monthly distributions for each class of the Fund’s common shares of beneficial interest, including Class I shares, Class S shares and Class D shares (the “Common Shares”) in the amounts per share set forth below:

	Gross Distribution	Shareholder Servicing and/or Distribution Fee	Net Distribution
Class I	$0.21430	$0.00000	$0.21430
Class S	$0.21430	$0.01925	$0.19505
Class D	$0.21430	$0.00566	$0.20864

The distributions for each class of Common Shares are payable to shareholders of record as of the open of business on August 31, 2026 and will be paid on or about September 24, 2026. 1

The August 2026 distributions will be paid in cash or reinvested in the Common Shares for shareholders participating in the Fund’s distribution reinvestment plan.

September, October, November and December 2026 Distributions

As previously disclosed, the Fund announced the declaration of regular monthly gross distributions for September, October, November and December 2026, in each case for each class of its Common Shares in the amounts per share set forth below:

1 Previously September 23, 2026.

		Gross Distribution Per Share
Record Date	Payment Date(1)	Class I	Class S	Class D
September 30, 2026	October 23, 2026	$0.21430	$0.21430	$0.21430
October 30, 2026	November 20, 2026	$0.21430	$0.21430	$0.21430
November 30, 2026	December 24, 2026(2)	$0.21430	$0.21430	$0.21430
December 31, 2026	January 25, 2027	$0.21430	$0.21430	$0.21430
________________________________________

(1)The distributions for each class of the Fund’s Common Shares will be paid on or about the payment dates above.

(2)Previously December 23, 2026.

These distributions will be paid in cash or reinvested in the Common Shares for shareholders participating in the Fund’s distribution reinvestment plan. The net distributions received by shareholders of each of the Class S shares and Class D shares will be equal to the gross distribution in the table above, less specific shareholder servicing and/or distribution fees applicable to such class of the Fund’s Common Shares as of their respective record dates. Class I shares have no shareholder servicing and/or distribution fees.

Performance Update 2

The Fund continues to deliver durable current income and sustained long-term outperformance relative to Morningstar LSTA US Leveraged Loan Index, which is designed to reflect the U.S. loan market’s weighted performance of institutional leveraged loans. Since inception through July 31, 2026, the Fund has generated a 9.89% annualized total return for Class I shares, outperforming leveraged loans shown on such index over the same period by 161 bps. 3, 4, 5, 6

In July 2026, the Fund generated a 0.65% monthly total return for Class I shares, 4, 7 bringing the trailing 3-month total return to 1.35% for Class I shares. 4, 8 The July 2026 performance was largely characterized by durable income generation.

2 The performance data quoted represents past performance and is not a guarantee of future results. Certain information presented is for a limited amount of time and is not representative of the long-term performance of the Fund. There can be no assurance that the Fund will achieve its investment objective or avoid substantial losses.
3 Inception date for Class I shares is December 5, 2022 and August 1, 2023 for Class S shares and Class D shares. Annualized inception-to-date total return through July 31, 2026 is 9.28% for Class I shares with Upfront Placement Fees and Brokerage Commissions, 9.05% for Class D shares, 8.32% for Class D shares with Upfront Placement Fees and Brokerage Commissions, 8.40% for Class S shares, and 7.12% for Class S shares with Upfront Placement Fees and Brokerage Commissions.
4 Performance is represented by total return, which is calculated as the change in monthly NAV per share during the period plus distributions per share (assuming any distributions, net of distribution and/or shareholder servicing fees, are reinvested in accordance with the Fund’s distribution reinvestment plan) divided by the beginning NAV per share, which is calculated after the deduction of ongoing expenses that are borne by investors, such as management fees, incentive fees, distribution and/or shareholder servicing fees, interest expense, offering costs, professional fees, trustee fees and other general and administrative expenses. Total return is presented prior to the impact of any upfront placement fees or brokerage commissions, see Footnote 5. Inception-to-date figures use the initial offering price of $25.00 per share as the beginning NAV. Total return and annualized distribution rates for the Fund’s other classes of common shares are lower than those presented with respect to Class I shares, due to distribution and/or shareholder servicing fees. Expense Ratios: Class I shares: Gross: 8.66% / Net: 8.79%, Class D shares: Gross: 8.95% / Net: 9.07%, Class S shares: Gross: 9.57% / Net: 9.70%, annualized as of June 30, 2026 (the latest available data). The net expense ratio reflects an Expense Support and Conditional Reimbursement Agreement between the Fund and its investment adviser. Pursuant to this agreement the Fund’s investment adviser may pay certain of the Fund’s expenses on the Fund’s behalf. Such payments are subject to recoupment or waiver at the option of the Fund’s investment adviser for a three-year period. This agreement may be terminated by either party at any time.
5 U.S. leveraged loans are represented by the Morningstar LSTA US Leveraged Loan Index for the period from December 5, 2022 to July 31, 2026. This index is designed to reflect the U.S. loan market’s weighted performance of institutional leveraged loans based upon real-time market weightings, spreads and interest payments.
6 The Fund does not charge investors an upfront sales load with respect to Class I shares, Class D shares or Class S shares. However, if you buy Class I shares, Class D shares or Class S shares through certain selling agents, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a maximum of 2.0% of NAV for Class I shares, 2.0% of NAV for Class D shares and 3.5% of NAV for Class S shares. Class I shares, Class D shares and Class S shares listed as With Upfront Placement Fees and Brokerage Commissions reflect the returns after the maximum upfront placement fees and brokerage commissions. Class I shares, Class D shares and Class S shares listed as Without Upfront Placement Fees and Brokerage Commissions exclude upfront placement fees and brokerage commissions.
7 July 2026 1-month return is 0.63% for Class D shares and 0.58% for Class S shares.
8 July 2026 trailing 3-month return is 1.29% for Class D shares and 1.14% for Class S shares.

As of July 31, 2026, the Fund’s annualized distribution rate for Class I shares was 9.64%. 9

Portfolio and Business Commentary

As of July 31, 2026, the Fund had investments in 812 portfolio companies with total fair value of approximately $21.9 billion, representing an average position size of 0.1%. 10 As of July 31, 2026, 92% of the debt investments at fair value in the Fund’s portfolio were floating rate and 79% of the Fund’s investments were senior secured loans.

As of July 31, 2026, based on fair value, the Fund’s portfolio investments consisted of the following:

As of July 31, 2026
Portfolio Investments
First lien senior secured loans	77.5%
Second lien senior secured loans	1.6
Senior subordinated loans	6.0
Corporate bonds	0.4
Collateralized loan obligations	3.4
Commercial mortgage-backed securities	0.6
Private asset-backed investments	1.5
Investments in joint ventures	3.7
Preferred equity	2.0
Other equity	3.3
Total	100.0%

As of July 31, 2026, the ten largest industries in which the Fund was invested, represented as a percentage of fair value, were as follows:

As of July 31, 2026
Industry
Software and Services	21.6%
Commercial and Professional Services	9.8%
Health Care Equipment and Services	9.4%
Investment Funds and Vehicles(1)	8.7%
Capital Goods	7.9%
Consumer Services	6.8%
Financial Services	6.1%
Insurance	4.8%
Sports, Media and Entertainment	4.0%
Pharmaceuticals, Biotechnology and Life Sciences	3.5%
________________________________________

(1)Includes the Fund’s investments in a joint venture established between the Fund and a large North American pension fund.

9 As of July 31, 2026,, the annualized distribution rate is 9.39% for Class D shares and 8.79% for Class S shares. Distributions are not guaranteed. Distributions are calculated by annualizing the next month’s declared distribution per share and dividing by the most recent month-end NAV. Annualized distribution rates for the Fund’s other classes of common shares are lower than those presented with respect to Class I shares, due to differing fees and commissions. Annualized distribution rates do not represent the actual distribution rate for any 12-month period and annualized rates calculated based on a different time horizon than July 2026 will differ from, and may be lower than, the annualized rates shown. Distributions may be funded through cash flow from operations, as well as other sources including the sale of assets, borrowings, return of capital or offering proceeds. Distributions may be funded, directly or indirectly, from temporary waivers or expense reimbursements borne by the Fund’s investment adviser that may be subject to reimbursement. The Fund has not established limits on the amounts it may distribute from such sources. As of July 31, 2026, 100% of inception to date distributions were funded from cash flows from operations.
10 Average position size is determined by the average of the amortized cost for each portfolio company divided by total portfolio at amortized cost. Diversification does not assure profit or protect against market loss.

Status of Offering

The Fund is currently publicly offering on a continuous basis up to $15.0 billion of its Common Shares, pursuant to a registered offering (the “Offering”). Additionally, the Fund has sold unregistered shares as part of private offerings (the “Private Placements”). The following table lists the Common Shares issued and total consideration for both the Offering and the Private Placements as of the date of this filing, reflective of transfers between share classes. The table below does not include Common Shares issued through the Fund’s distribution reinvestment plan. The Fund intends to continue selling Common Shares in the Offering and in Private Placements on a monthly basis.

(dollar amounts in millions)	Common Shares Issued	Total Consideration(1)
Registered Offering:
Class I	117,197,393	$3,204.6
Class S	51,533,326	$1,407.6
Class D	34,130,265	$935.4
Private Placements
Class I	239,988,321	$6,539.3
Class S	—	—
Class D	—	—
Total Registered Offering and Private Placements*	442,849,306	$12,086.8
________________________________________

(1)No underwriting discounts or commissions have been or will be paid in connection with the sale of such common shares. Although the Fund does not charge investors an upfront sales load with respect to its common shares, if common shares are purchased through certain selling agents, such selling agents may directly charge shareholders transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 2.0% cap on NAV for Class I common shares, a 3.5% cap on NAV for Class S common shares and a 2.0% cap on NAV for Class D common shares.

*Amounts may not sum due to rounding.

The information in this Current Report on Form 8-K (this “Current Report”) is neither an offer to sell nor a solicitation of an offer to buy any securities.

Forward-Looking Statements

This Current Report may contain words such as “anticipates,” “believes,” “expects,” “intends,” “projects,” “estimates,” “will,” “should,” “could,” “would,” “likely,” “may” and similar expressions to identify forward-looking statements, although not all forward-looking statements in this Current Report include these words. You should not place undue reliance on these forward-looking statements, which are based on information available to the Fund as of the date of on the cover of this Current Report. Except as required by the federal securities laws, the Fund undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements in this Current Report are excluded from the safe harbor protection provided by Section 27A of the Securities Act and Section 21E of the Exchange Act. The Fund’s actual results and condition could differ materially from those implied or expressed in the forward-looking statements or from the Fund’s historical performance for any reason, including the factors set forth in “Risk Factors” in the Fund’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 9, 2026 and the other information included in this Current Report and in the Fund’s prospectus dated April 24, 2026 (the “Prospectus”), including the documents incorporated by reference into the Prospectus.

Third-Party Information

This Current Report may contain information obtained from third parties. Reproduction and distribution of third-party content in any form is prohibited except with the prior written permission of the related third party. Third party content providers do not guarantee the accuracy, completeness, timeliness or availability of any information and are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such content. THIRD PARTY CONTENT PROVIDERS GIVE NO EXPRESS OR IMPLIED WARRANTIES, INCLUDING, BUT NOT LIMITED TO, ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE. THIRD PARTY CONTENT PROVIDERS SHALL NOT BE LIABLE FOR ANY DIRECT, INDIRECT, INCIDENTAL,

EXEMPLARY, COMPENSATORY, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, COSTS, EXPENSES, LEGAL FEES, OR LOSSES (INCLUDING LOST INCOME OR PROFITS AND OPPORTUNITY COSTS OR LOSSES CAUSED BY NEGLIGENCE) IN CONNECTION WITH ANY USE OF THEIR CONTENT.

Additional Important Information

Indices are provided for illustrative purposes only and are not indicative of any investment. They have not been selected to represent appropriate indices or targets for the Fund. Rather, the index shown is provided solely to illustrate the performance of well-known and widely recognized indices. Any comparisons herein of the investment performance of the Fund to an index are qualified as follows: (i) the volatility of such index will likely be materially different from that of the Fund; (ii) such index will, in many cases, employ different investment guidelines and criteria than the Fund and, therefore, holdings in the Fund will differ significantly from holdings of the securities that comprise such index and the Fund may invest in different asset classes altogether from the illustrative index, which may materially impact the performance of the Fund relative to the index; and (iii) the performance of such index is disclosed solely to allow for comparison on the Fund's performance to that of a well-known index. Comparisons to indices have limitations because indices have risk profiles, volatility, asset composition and other material characteristics that will differ from the fund. The indices do not reflect the deduction of fees or expenses. You cannot invest directly in an index. No representation is being made as to the risk profile of any benchmark or index relative to the risk profile of the Fund presented herein. There can be no assurance that the future performance of any specific investment, or product will be profitable, equal any corresponding indicated historical performance, or be suitable for a portfolio.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARES STRATEGIC INCOME FUND

Date: August 19, 2026

	By:	/s/ SCOTT C. LEM
	Name:	Scott C. Lem
	Title:	Chief Financial Officer and Treasurer

Please retain this Supplement with your Prospectus.